Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
	2011	2010	2011	2010
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$4,412	$75,159	$34,749	$111,582
Fixed charges (net of interest capitalized)	6,576	6,988	13,053	13,255
Distribution of earnings from unconsolidated affiliates	16,724	-	16,724	-

Total Earnings	$27,712	$82,147	$64,526	$124,837

Fixed Charges and Preference Dividends
Interest expense	$5,665	$5,862	$11,198	$10,988
Interest capitalized	-	-	-	-
Amortization of premiums, discounts, and debt issuance costs	296	314	607	639
Interest component of rent expense	615	812	1,248	1,628

Total Fixed Charges	6,576	6,988	13,053	13,255

Dividends on convertible perpetual preferred stock (pretax)	5,712	5,712	11,423	11,423

Total Fixed Charges and Preference Dividends	$12,288	$12,700	$24,476	$24,678

Ratio of Earnings to Fixed Charges	4.21	11.76	4.94	9.42

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.26	6.47	2.64	5.06